Cadbury plc (the “Company”)
Notification of Director’s Details

In accordance with Listing Rule 9.6.14R (2), Cadbury plc announces that Andrew Bonfield, Executive Director and Chief Financial Officer, was appointed as a Non-Executive Director of Kingfisher plc on 11 February 2010.

Andrew has previously announced his intention to step down as Chief Financial Officer of Cadbury. The effective date of his resignation from the Cadbury plc has yet to be determined.

Contact:
J M Mills
Director of Group Secretariat
Tel: 01895 615176

12 February 2010